Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Starfield Reports Results for the First Quarter ended May 31, 2010

     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE U.S./

     TORONTO, July 13, 2010 /CNW/ - Starfield Resources Inc. (TSX: SRU /
OTCBB: SRFDF) today announced that its financial results for the first quarter ended May 31, 2010 have been filed on SEDAR.
     For the three month period ended May 31, 2010, Starfield incurred costs for exploration and related equipment totaling $0.7 million. The exploration expenditures in the quarter were directed toward analytical and geophysical services, namely the Hydromet process and the airborne survey of its Moonlight property. Administrative expenditures amounted to $0.4 million for the three months ended May 31, 2010.
     At May 31, 2010, the Company had approximately $2.4 million of cash on hand. Subsequent to quarter end, the Company raised an additional $2.4 million through a private placement.
     The quarterly unaudited financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

     About Starfield

     Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North
America. The Company has three main projects: a PGE project in Montana's
Stillwater District; a copper project in California's historic Moonlight
Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson
Lake, Nunavut. Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement.
Starfield is also funding the development of an environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

     Forward Looking Statements

     This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

     www.starfieldres.com

     %CIK: 0001074795

     /For further information: Connie Anderson, Investor Relations, Starfield
Resources Inc., 416-860-0400 ext. 228, canderson(at)starfieldres.com; Andre J.
Douchane, President and CEO, Starfield Resources Inc., 416-860-0400 ext. 222,
adouchane(at)starfieldres.com; Greg Van Staveren, Chief Financial Officer,
Starfield Resources Inc., 416-860-0400, gvanstaveren(at)starfieldres.com;
Starfield Resources Inc. investors may also participate in the Company's online community at http://www.agoracom.com/ir/Starfield/
     (SRU. SRFDF)

CO:  Starfield Resources Inc.

CNW 17:00e 13-JUL-10